UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

T-Mobile US, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872590104

(CUSIP Number)

Joan Papadakis

Chief Financial Officer

Claure Group LLC

200 S Biscayne Blvd., Suite 4420

Miami, FL 33131

(954)-294-7255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
Raul Marcelo Claure

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,034,791 (1) (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,034,791 (1) (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,034,791 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	The Reporting Persons are party to the Claure Proxy Agreement relating to 5,000,000 shares of Common Stock beneficially held by the Reporting Persons. Although the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members, the Reporting Persons specifically disclaim beneficial ownership of any other shares held by the Separately Filing Group Members.

(2)	Includes options to acquire 302,457 shares of Common Stock, all of which have fully vested; and performance awards of 512,800 shares of Common Stock, all of which have fully vested and will be first available to Mr. Claure in August 2020.

(3)	Based on the number of shares of Common Stock outstanding on June 22, 2020 of 1,238,798,631, as reported in T-Mobile’s Prospectus Supplement filed with the Commission on June 24, 2020.

(The terms used above are defined in Items 1, 2 and 6 of this Schedule 13D.)

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
Claure Mobile LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,000,000 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	The Reporting Persons are party to the Claure Proxy Agreement relating to 5,000,000 shares of Common Stock beneficially held by the Reporting Person. Although the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members, the Reporting Persons specifically disclaim beneficial ownership of any other shares held by the Separately Filing Group Members.

(2)	Based on the number of shares of Common Stock outstanding on June 22, 2020 of 1,238,798,631, as reported in T-Mobile’s Prospectus Supplement filed with the Commission on June 24, 2020.

(The terms used above are defined in Items 1, 2 and 6 of this Schedule 13D.)

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (“T-Mobile” or the “Issuer”). The principal executive office of the Issuer is located at 12920 SE 38th Street, Bellevue, Washington 98006.

Item 2.	Identity and Background.

(a)–(f): This Schedule 13D is being filed jointly on behalf of Raul Marcelo Claure and Claure Mobile LLC, a Delaware limited liability company wholly owned by Mr. Claure (collectively, the “Reporting Persons”). The business address of both Mr. Claure and Claure Mobile LLC is 200 S. Biscayne Boulevard, Suite 4420, Miami, Florida 33131. During the last five years, neither of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Claure is a United States citizen. Claure Mobile LLC is a Delaware limited liability company.

The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the other persons referred to in Appendix A attached to this Schedule 13D (the “Separately Filing Group Members”).  It is the understanding of the Reporting Persons that the Separately Filing Group Members are maintaining their own filings on their respective separate Schedule 13Ds.  Appendix A attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds and/or amendments thereto filed by the Separately Filing Group Members.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of Transaction.

Purpose of the Transaction

The information set forth in Item 6 of this Schedule 13D, including without limitation information as to the rights and obligations of the Reporting Persons pursuant to the terms of the Claure Proxy Agreement (defined in Item 6), and the other matters described therein, is hereby incorporated by reference.

Plans or Proposals

The shares beneficially owned by the Reporting Persons were acquired for investment and not with a view to, or for resale in connection with, any distribution thereof. At the time of this filing, the Reporting Persons have no present intention of selling, granting any participation in, or otherwise distributing any shares, and have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Claure is a director of the Issuer, and this Schedule 13D, disclosures herein and any future amendments thereto are not intended to, and do not, make disclosures with respect to transactions in which the Issuer may engage to which Mr. Claure is not a party or other matters that Mr. Claure may learn of or be involved with in his capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)    Mr. Claure beneficially owns 7,034,791 shares of Common Stock (which includes options to acquire 302,457 shares, all of which have fully vested; and performance awards of 512,800 shares, all of which have fully vested and are available to Mr. Claure in August 2020), including 5,000,000 shares of Common Stock held by Claure Mobile LLC, which represents approximately 0.6% of the 1,238,798,631 shares of Common Stock outstanding as of June 22, 2020, as reported in T-Mobile’s Prospectus Supplement filed with the Commission on June 24, 2020.

The Reporting Persons disclaim beneficial ownership of the shares of Common Stock held by any of the Separately Filing Group Members.  The filing of this Schedule 13D shall not be construed as an admission that either of the Reporting Persons is the beneficial owner of any of the shares of Common Stock other than those that are subject to this Schedule 13D.

(c)   Other than as described in this Item 5 or in Item 6, neither of the Reporting Persons nor, to the Reporting Persons’ knowledge, the Separately Filing Group Members, has effected any transaction in Common Stock during the past sixty (60) days. The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in response to all parts of this Item 5.

(d)   To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D, other than with respect to the shares of Common Stock held by Claure Mobile LLC that are subject to the Claure Proxy Agreement (as defined in Item 6).

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Master Framework Agreement

On June 22, 2020, SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), entered into a Master Framework Agreement (the “Master Framework Agreement”), by and among SoftBank, Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), SoftBank Group Capital Ltd, a private limited company incorporated in England and Wales and a wholly owned subsidiary of SoftBank (“SBGC”), Delaware Project 4 L.L.C., a Delaware limited liability company and a wholly owned subsidiary of SoftBank, Delaware Project 6 L.L.C., a Delaware limited liability company and a wholly owned subsidiary of SoftBank, Claure Mobile LLC, T-Mobile and T-Mobile Agent LLC.

The Master Framework Agreement and the transactions contemplated thereby (the “MFA Transactions”) were entered into to facilitate SoftBank’s previously announced decision to monetize a portion of its stockholding in T-Mobile (the “SoftBank Monetization”). In connection with the Master Framework Agreement, Deutsche Telekom granted its consent under the Proxy, Lock-up and ROFR Agreement between Deutsche Telekom and SoftBank (the “SoftBank Proxy Agreement”) to the release of up to 198,314,426 shares of Common Stock currently held by SoftBank from the transfer restrictions imposed by the SoftBank Proxy Agreement (the “Released Shares”) in consideration for SBGC granting, directly and indirectly, Deutsche Telekom call options (the “Call Options”) over 101,491,623 shares of Common Stock currently held by SBGC, among other conditions.

As provided for in the Master Framework Agreement, SBGC has sold or plans to sell the Released Shares to T-Mobile through one or more direct or indirect transactions, which include:

(i)	One or more registered public offerings by T-Mobile of its Common Stock, the first of which closed on June 26, 2020, with T-Mobile selling 154,147,026 shares of Common Stock. T-Mobile used the net proceeds of the offering to purchase an equal number of shares of Common Stock from SBGC, pursuant to a Share Repurchase Agreement, dated as of June 22, 2020 (the “Share Repurchase Agreement”), between SBGC and T-Mobile; and

(ii)	One or more offerings of cash mandatory exchangeable trust securities, the first of which closed on June 26, 2020, with a trust organized by T-Mobile (the “TMUS Trust”) selling 2,000,000 cash mandatory exchangeable trust securities (the “Trust Securities”). The TMUS Trust used the net proceeds of the offering, together with a Contingent Value Right Note in the aggregate principal amount of $2,000,000,000 (the “CVR Note”), to purchase 19,417,400 shares of Common Stock from T-Mobile. T-Mobile then purchased an equal number of shares of Common Stock from SBGC with the proceeds from the sale, and transferred to SBGC the CVR Note, pursuant to the Share Repurchase Agreement.

Also on June 26, 2020, T-Mobile distributed rights to purchase up to 19,750,000 shares of Common Stock (the “Rights Offering”), which is being conducted pursuant to the Master Framework Agreement. The Rights Offering expires at 5:00 p.m., Eastern Time, on July 27, 2020, unless extended by T-Mobile. Any shares of Common Stock sold by T-Mobile in the Rights Offering will be purchased from SBGC pursuant to the Share Repurchase Agreement. T-Mobile will transfer to SBGC the cash proceeds received from the exercise of Rights as payment for such shares of Common Stock.

The foregoing description of the Master Framework Agreement and the MFA Transactions does not purport to be complete and is subject to, and qualified in its entirety by, the Master Framework Agreement which is filed as Exhibit 2 hereto.

Proxy, Lock-Up and ROFR Agreement

As provided for in the Master Framework Agreement, on July 16, 2020, following the receipt of necessary regulatory approvals, Claure Mobile LLC purchased (the “Stock Purchase”) 5,000,000 shares of Common Stock (the “Claure Shares”) from T-Mobile at a price of $103.00 per share. T-Mobile used the net proceeds of the Stock Purchase to purchase an equal number of shares of Common Stock from SBGC, pursuant to the Share Repurchase Agreement.

In connection with the Stock Purchase, Deutsche Telekom, Claure Mobile LLC and Mr. Claure entered into a Proxy, Lock-Up and ROFR Agreement, dated June 22, 2020 (the “Claure Proxy Agreement”). The Claure Proxy Agreement establishes between Deutsche Telekom, Claure Mobile LLC and Mr. Claure certain rights and obligations in respect of the Claure Shares and shares of Common Stock acquired by Claure Mobile LLC after the date of the Claure Proxy Agreement (collectively, the “MC Shares”) to enable Deutsche Telekom to continue consolidating T-Mobile into Deutsche Telekom’s financial statements. Pursuant to the Claure Proxy Agreement, at any meeting of the stockholders of T-Mobile, the shares of Common Stock beneficially owned by Claure Mobile LLC will be voted in the manner directed by Deutsche Telekom (the “Proxy”), which obligation will terminate upon the earliest of: (i) the date on which the Claure Proxy Agreement is terminated in accordance with its terms, (ii) with respect to each MC Share, the date on which such share is transferred to a third party in accordance with the terms of the Claure Proxy Agreement, subject to certain exceptions, (iii) the date on which Deutsche Telekom owns 55% or more of the T-Mobile Voting Securities, and (iv) the date on which Deutsche Telekom has transferred an aggregate number of shares representing 5% or more of the outstanding Common Stock as of the date of the Claure Proxy Agreement (such earlier date in clauses (iii) or (iv), the “Proxy Fall Away Date”). The Claure Proxy Agreement also contains certain restrictions on the ability of Claure Mobile LLC to transfer MC Shares, including that Claure Mobile LLC is not permitted to transfer its shares of Common Stock without the prior written consent of Deutsche Telekom from and after the date of the Claure Proxy Agreement until April 1, 2024, subject to certain exceptions.

The Claure Proxy Agreement further provides that, until the earlier of the Proxy Fall Away Date and such time as Deutsche Telekom no longer beneficially owns at least 5% of the T-Mobile Voting Securities outstanding as of the date of the Claure Proxy Agreement, subject to certain exceptions, Deutsche Telekom will have a right of first refusal over the sale of MC Shares owned by Claure Mobile LLC.

The foregoing description of the Claure Proxy Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Claure Proxy Agreement, which is filed as Exhibit 3 hereto.

Loan Agreement

To finance the Stock Purchase, Claure Mobile LLC, entered into a loan agreement, dated June 23, 2020 (the “Claure Loan Agreement”) with Starbright WW LP, a wholly owned subsidiary of SoftBank Group Corp., as the lender (the “Lender”).

The amount of the loan (the “Loan”), which fully funded the Stock Purchase was $515,000,000. Mr. Claure has guaranteed the obligations of Claure Mobile LLC under the Loan (the “Guaranty”). The Loan was assigned by Starbright WW LP to SoftBank Group Corp. on July 15, 2020.

The Loan bears interest at 1.93% per annum and will mature on July 1, 2024. Claure Mobile LLC may prepay the loan at any time. The Claure Loan Agreement contains customary covenants and events of default.

Mr. Claure has entered into a Pledge Agreement (as defined in Loan Agreement) with the Lender, dated June 23, 2020, pursuant to which Mr. Claure has pledged 100% of the equity interests of Claure Mobile LLC to the Lender as security for the Loan. The Pledge Agreement securing the Loan provides that the lien provided therein will only become effective after Mr. Claure is no longer prohibited from directly or indirectly pledging his Purchased Shares (as defined in the Loan Agreement) under T-Mobile policies applicable to members of the Board in effect on June 23, 2020, and under the Proxy Agreement and other agreements with Deutsche Telecom.

The Loan was made with full recourse against Claure Mobile LLC, in addition to the Guaranty by Mr. Claure. The Loan Agreement provides Claure Mobile LLC with the option to convert its Loan to limited recourse if, at any time, Mr. Claure is not prohibited from pledging Claure Mobile LLC’s Purchased Shares under the Board policies in effect on June 23, 2020, the Proxy Agreement or other agreements with Deutsche Telecom. This limited recourse option will be effective upon the satisfaction of certain conditions set forth in the Loan Agreement, including that the Lender must either hold a first priority pledge of 100% of the equity interests of Claure Mobile LLC or a first priority pledge of Claure Mobile LLC’s Purchased Shares. Under that limited recourse option, Mr. Claure (1) would not personally guaranty the principal or interest under the loan, except to the extent that the fair market value of the Claure Shares falls below 50% of the outstanding principal amount at the time the loan is repaid and (2) would continue to personally guaranty any non-payment obligations of Claure Mobile LLC. If Mr. Claure elects the limited recourse option, the Lender would also be entitled to the appreciation on the Claure Shares above $150 per share (based on a 30-day volume weighted average price).

The foregoing descriptions of the Loan Agreement is not complete and is qualified in its entirety by reference to the Loan Agreement, which is filed as Exhibit 4 hereto.

Item 7.	Material to be Filed as Exhibits.

1	Joint Filing Agreement dated July 24, 2020, by and among the Reporting Persons

2	Master Framework Agreement, dated as of June 22, 2020, by and among SoftBank Group Corp., SoftBank Group Capital Ltd, Delaware Project 4 L.L.C., Delaware Project 6 L.L.C, Claure Mobile LLC, Deutsche Telekom AG, T-Mobile US, Inc. and T-Mobile Agent LLC (incorporated by reference to Exhibit 48 of the Schedule 13/A, filed by Deutsche Telekom AG with the Commission on June 24, 2020).

3	Proxy, Lock-Up and ROFR Agreement, dated as of June 22, 2020, by and among Deutsche Telekom AG, Claure Mobile LLC and Raul Marcelo Claure (incorporated by reference to Exhibit 49 of the Schedule 13/A, filed by Deutsche Telekom AG with the Commission on June 24, 2020).

4	Loan Agreement, dated June 23, 2020, by and between Starbright WW LP and Claure Mobile LLC (incorporated by reference to Exhibit 16 of the Schedule 13/A, filed by SoftBank Group Corp. with the Commission on June 25, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2020	CLAURE MOBILE LLC

	By:	/s/ R. Marcelo Claure
Name: R. Marcelo Claure Title: Controlling Member

R. MARCELO CLAURE

/s/ R. Marcelo Claure
Name: R. Marcelo Claure

APPENDIX A

Certain Information Regarding the

Separately Filing Group Members(1)

Separately Filing Group Member	Aggregate Number (Percentage) of Shares Beneficially Owned,	Number of Shares Beneficially Owned With(2)
		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Deutsche Telekom Holding B.V.	669,632,564 (54.1%)(2)	669,632,564	0	538,590,941	0
T-Mobile Global Holding GmbH	669,632,564 (54.1%)(2)	669,632,564	0	538,590,941	0
T-Mobile Global Zwischenholding GmbH	669,632,564 (54.1%)(2)	669,632,564	0	538,590,941	0
Deutsche Telekom AG	669,632,564 (54.1%)(2)	669,632,564	0	538,590,941	0
SoftBank Group Capital Ltd	19,750,000 (1.6%)(3)	0(4)	0	19,750,000(3)	0
Delaware Project 6 L.L.C.	106,291,623 (8.6%)(3)	0(4)	0	106,291,623	0
SoftBank Group Corp.	126,041,623 (10.2%)(3)	0(4)	0	126,041,623(3)	0

(1)	See the Schedule 13D amendments filed on June 26, 2020 by the Separately Filing Group Members, which includes information regarding each Separately Filing Group Member’s jurisdiction of organization, principal business, address of principal office and other information.

(2)	The information shown in the table with respect to the number and percentage of shares beneficially owned is based on the information contained in the Schedule 13D amendment filed on June 26, 2020 by such Separately Filing Group Member.

(3)	The information shown in the table with respect to the number and percentage of shares beneficially owned is based on the information contained in the Schedule 13D amendment filed on June 26, 2020 by such Separately Filing Group Member. The holdings of SoftBank Group Capital Ltd and SoftBank Group Corp. have been reduced by 5,000,000 shares in order to reflect the 5,000,000 shares sold to Claure Mobile LLC, as disclosed under Item 6 of this Schedule 13D.

(4)	The shares are subject to the Proxy as described in Item 6 of the Schedule 13D filed on April 2, 2020 by such Separately Filing Group Member.